Exhibit 2.2

MEMORANDUM OF AGREEMENT Dated 17th December, 2014

Norwegian Shipbrokers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) IN 1956.

SALEFORM 1993

Revised 1966, 1983 and 1986/87

MT “Cape Endless” Schiffahrtsgesellschaft mbH & Co. KG, Grosse Elbstrasse 277, 22767 Hamburg, Germany

hereinafter called the Sellers, have agreed to sell, and

Teekay Tankers Ltd, of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands or its nominee hereinafter called the Buyers, have agreed to buy

Name MT “Cape Endless”

Classification Society/Class:	American Bureau of Shipping

Built: 2011	by: HUDONG-ZHONGHUA Shipbuilding (Group) Co. Ltd

Flag: Marshall Islands	Place of Registration: Hamburg and Majuro

Call Sign: V7WB3	Grt/Nrt: 60,193/34,040

GER Register No. / MI Register No. / Class No. SSR 23003 / 90430 / 11203361

IMO No. 9572264

hereinafter called the Vessel, on the following terms and conditions:

Definitions

“Banking days” are days on which banks are open ~~both in the country~~ in Germany, UK, USA and Canada and the country of the currency stipulated for the Purchase price in Clause 1 and in the place of closing stipulated in Clause 8.

“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax, e-mail of other modern form of written communication.

“Classification Society” or “Class” means the Society referred to in line 4.

1.	Purchase Price

US$ 49,000,000.- (US Dollars Forty Nine Million) cash net to Sellers

2.	Deposit

As a security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) full Banking days not inclusive after the date of :

i) A scanned copy of this agreement has been signed by the Sellers and the Buyers;

and

ii) The Buyers and Sellers lifting all their subjects for this Agreement as per clause 19

and

iii) A joint interest bearing account at a recognized Bank (in Seller’s option) or other deposit holder or Escrow Agent mutually agreed between Sellers and Buyers, has been opened and is able to receive funds (as confirmed in writing by Deposit Holder / Escrow Agent); whichever is later.

This deposit shall be placed with Sellers nominated bank in Hamburg and held by them in a joint interest bearing account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding said deposit and any connected closing fees shall be borne equally by the Sellers and the Buyers.

3.	Payment

The said Purchase Price together with extra payment for lubricating oils as per Addendum no.2 shall be paid free of Bank charges to Seller´s nominated Bank account on delivery of the Vessel, but not later than 3 Banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5 and upon presentation of documentation as per clause 8 and addendum no. 2. Any bank charges for Sellers bank to be for Sellers account and bank charges for the Buyers bank to be for Buyers account. Any bank closing fees shall be borne equally by the Sellers and the Buyers. (Any Bank charges or fees by current mortgagee is for Sellers sole account.)

4.	Inspections

a)*	~~The Buyers have inspected and accepted the Vessel’s classification records. The Buyers have also inspected the Vessel at/in on and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~

b)*	The Buyers shall have the right to inspect the Vessel’s classification records and declare whether same are accepted or not within 24 hours after this agreement signed by the Buyer and Seller.

~~The Sellers shall provide for inspection of the Vessel at/in place(s) to be mutually agreed as following :~~

The Buyers have inspected the Vessel at Balongan, Indonesia on 17th December 2014

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel’s deck and engine log books shall be made available for examination by the Buyers~~. If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 24 hoursafter this agreement signed by the Buyer and Seller.

Should notice of acceptance of the Vessel’s classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit will not need to be paid in accordance with this Agreement and the Agreement shall be null and void.

*	~~4a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.~~

5.	Notices, time and place of delivery

a)

The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with 10, 5, 3 and 1 days notice of the estimated time of arrival at the intended place of drydocking/underwater inspection/delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage at/in in the Seller’s option worldwide concurrent with present employment in the Taurus Tankers LR2 Pool.

Expected time of delivery: 30th January, 2015 – 10th March, 2015 in Sellers option.

Date of cancelling (see Clauses 5c), 6b)(iii) and 14): 10th March, 2015 in Buyers option.

c)	If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in clauses 5a) and 5c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)	Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Drydocking/Divers Inspection

a)**	~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.~~

b)**	(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society after the Vessel’s arrival at the delivery port and prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, then unless repairs can be carried out afloat to the satisfaction of the Classification society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance. However, if such Class condition / recommendation calls for repair at the next scheduled drydocking, the Buyers shall have the option to accept the Vessel as she is without repairs and accept cash from the Sellers in lieu of repairs of such damage. Such cash settlement to be based on the average cost of repairs estimated by two reputable shipyards in Singapore or China capable of drydocking and repairing a vessel of this type, one selected by the Buyers and one selected by the Sellers

(iii) If the Vessel is to be drydocked pursuant to Clause 6b) (ii) and no suitable dry- docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 30 running days.

c)	If the Vessel is drydocked pursuant to Clause 6 b) above

(i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel’s class*.

(iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees shall be paid by the Sellers if the Classification society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv) the Buyers’ representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers’ or the Classification surveyor’s work, if any, and without affecting the Vessel’s timely delivery. If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk and expense. In the event that the Buyers’ work requires such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5b).

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

**	6a) and 6b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6a) to apply.

7.	Spares/bunkers etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment ~~including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s)~~, if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts ~~including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s)~~ which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ Vessel(s), shall be excluded without compensation. Captain’s Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

~~Including the slop chest and~~ the additional items ~~(including hired items)~~ as listed in Addendum No. 1 ~~are excluded from this sale.~~

The Buyer shall take over the remaining unused lubricating oils in storage tanks and unbroached sealed drums not in the Vessel’s system and pay the Sellers as per Addendum No 2. ~~last invoice price net of any discounts for such bunkers and lubricating oils (excluding barging expenses). Copies of invoices to be provided by Sellers to Buyers at least 5 days prior to delivery date (unless purchased later). In case such invoices are not available then Platts prices based on either Singapore or Rotterdam (whichever of the two, Vessel is closest to at the time of delivery).~~ Exact amount of bunkers / lubricating oils at the time of delivery to be ascertained by a joint survey on board Vessels by Buyers and Sellers respective representatives at least one day in advanced of delivery date

8.	Documentation

The place of closing:  Hamburg, Germany

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents including, without limitation, all documents reasonably required to register the Vessel with the Bahamas Maritime Authority or Marshall Islands, corporate authorities and constitutional documents, and any documents reasonably required for tax clearance purposes (which shall be Sellers responsibility to obtain and any costs in connection therewith for Sellers sole account). Sellers and Buyers will agree documents required for delivery by way of an Addendum No. 2 to this Agreement, to be entered into as soon as practicable after the date of this Agreement and no later than 9 January 2015 (or such later date as agreed between the parties)

~~In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:~~

a)	~~Legal Bill of Sale in a form recordable in (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.~~

b)	~~Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel~~

c)	~~Confirmation of Class issued within 72 hours prior to delivery.~~

d)	~~Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.~~

e)	~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of~~

~~deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.~~

f)	Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of the same.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers’ flag shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.

11.	Conditions on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered ~~charter free~~, cargo free and free of stowaways and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her class maintained without condition/ recommendation*, free of average damage affecting the Vessel’s class, and with her classification certificates and national certificates, and international certificates clean, as well as all other certificates the Vessel had at the time of inspection, valid and unextended for a period of at least 3 (three) months from the date of delivery without condition/recommendation* by Class or the relevant authorities at the time of delivery.

“Inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4b), if applicable, or the Buyers’ inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	Notes, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings

As soon as practical following delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers’ default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred as documentarily evidenced together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred as documentarily evidenced together with interest.

14.	Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 Banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses as documentarily evidenced together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers’ representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense at a place to be mutually agreed between Buyers and Sellers. ~~upon arrival at on or about~~

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers’ representatives shall sign the Sellers’ letter of indemnity prior to their embarkation.

16.	Arbitration

a)*	This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

b)*	~~This Agreement shall be governed by and construed in accordance with Title 9 of the~~

~~United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

c)*	~~Any dispute arising out of this Agreement shall be referred to arbitration at , subject to the procedures applicable there~~

~~The laws of                                                       shall govern this Agreement.~~

*	16a), 16b) and 16c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16a) to apply.

17.	Entire Agreement

This Contract contains the entire Agreement and understanding between parties hereto and supersedes all prior negotiations, representations, undertaking and agreements on any subject matter of this Contract before signing the Contract.

18.	Confidentiality

The Agreement and any related negotiations and discussions are to be kept strictly private and confidential between the Buyers and Sellers and shall not be released or disclosed to any third party save for Buyers’ or Sellers’ respective legal advisors, financiers or bankers, or such other third parties as is necessary to carry out the obligations of the Agreement or where is required by law or regulations.

19.	Condition of Sale

This agreement is subject to and conditional upon:

a) Buyers physically inspecting and accepting the vessel by no later than, 1800 hrs London, UK local time on 18th December 2014.

b) Approval of the appropriate senior management / board of directors of the Buyers and the Sellers being simultaneously given within 48 hours of date / time of this Agreement being signed and the condition in “a” as been met, whichever is later.

Failing which, this agreement shall automatically become null and void without any liability for either party towards the other party.

~~c) Subject to Buyers successful financing of the transaction to be lifted by no later than 1800hrs London on 16th January 2015.~~

Clause 20. Sanctions clause

The parties warrant to each other that they have an active sanctions policy in place and that to the best of their knowledge none of the parties connected to the purchase of the vessel are Specially Designated Nationals under United Nations and / or United States of America and / or European Union sanctions.

Clause 21. No Blacklisting / boycotting clause

The Sellers confirm that to the best of their knowledge the Vessel is not blacklisted / boycotted by any nation or organization.

Clause 22. No Grounding / touching bottom clause

~~The Sellers confirm that to the best of their knowledge, the Vessel has not grounded and/or touched bottom or suffered damage affecting her underwater parts since her latest drydocking.~~ Please refer to clause 26.

Clause 23. Business principles clause

In the performance of this Agreement and in respect of any business contemplated hereunder, each party agrees to procure, that the business shall be conducted in compliance with all applicable laws and regulations including, without limitation, all applicable anti-bribery laws (which shall be deemed to include the U.S. Foreign Corrupt Practices Act of 1977 as amended and the United Kingdom Bribery Act 2010).

Clause 24. Third party rights clause:

No third parties may enforce any terms of this Agreement

Clause 25. Related sales clause

The Buyer is simultaneously entering in to separate agreements to buy the further three (3) vessels owned by affiliates of the Seller. It is agreed and understood that the Seller of each vessel (including the Vessel) will use reasonable endeavours to deliver the vessels within five (5) days spread from each other.

Clause 26. Class Additional Requirement and additional indentation / Sellers undertaking

Sellers undertake to promptly (within 5 Banking Days of receiving an invoice from Buyer) pay for any and all repair costs relating to ABS Class ~~Class~~ Additional Requirement no. 240 (Due by 14 August 2016) that may be applicable between the date of delivery and until completion of the Vessel’s next dry-docking. This undertaking does not in any way relieve the Sellers from their responsibilities elsewhere under this Agreement.

Furthermore, as part of our inspection in the Forepeak tank of the vessel further indentation in the region of frames 279 – 280 (around 1.5 m x 1 m x 40 mm) has been discovered which has not been previously reported to class. Sellers also undertake that any and all repair costs to this indentation shall be covered by them under the terms of this clause.

Buyers undertake to give due notice to Sellers of the vessel’s yard call for drydocking and Sellers’ representative to be allowed to be present when the respective damage is being ascertained together with the Class in drydock.

Sellers also warrant that they will provide a written undertaking with the ABS Recommendation attached, at the time of delivery as part of the closing documentation.

For and on Behalf of		For and on Behalf of
the Buyers		the Sellers

By:	/s/ Arthur Bensler	By:	/s/ Benjamin Kirchhoff
Name:	Arthur Bensler	Name:	Benjamin Kirchhoff
Title:	Director Teekay Tankers Ltd.	Title:	Managing Director